UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 0-19357

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

(Full title of the plan)

MONRO MUFFLER BRAKE, INC.

200 HOLLEDER PARKWAY

ROCHESTER, NY 14615

(Name of issuer of the securities held pursuant to the

plan and address of its principal executive office)

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

Page No.

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Plan Benefits as of March 31, 2010 and 2009	4

Statement of Changes in Net Assets Available for Plan Benefits for the year ended March 31, 2010	5

Notes to Financial Statements	6

Supplemental Schedule

Schedule of Delinquent Participant Contributions	12

Schedule of Assets (Held at End of Year) (Schedule H, Part IV(i)) – March 31, 2010	13

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Signature	14

Exhibit Index	15

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm	16

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Monro Muffler Brake, Inc. Profit Sharing Plan

We have audited the accompanying statements of net assets available for plan benefits of Monro Muffler Brake, Inc. Profit Sharing Plan as of March 31, 2010 and 2009, and the related statement of changes in net assets available for plan benefits for the year ended March 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Monro Muffler Brake, Inc. Profit Sharing Plan as of March 31, 2010 and 2009, and the changes in net assets available for plan benefits for the year ended March 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Freed Maxick & Battaglia, CPAs, PC

Buffalo, New York

September 27, 2010

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	March 31,
	2010	2009
Assets

Investments at market value:
Cash and cash equivalents	$1,725,319	$1,961,521
Shares of registered investment companies	22,824,499	15,491,590
Employer securities	1,735,859	1,300,975
Participant loans	1,146,791	1,241,321

Total investments at market value	27,432,468	19,995,407

Receivables:
Employer’s contributions	555,532	445,914
Participants’ contributions		308,443

Total receivables	555,532	754,357

Total assets	27,988,000	20,749,764

Liabilities

Accrued expenses	148,558	128,401

Net assets available for plan benefits	$27,839,442	$20,621,363

The accompanying notes are an integral part of the financial statements.

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Year ended March 31, 2010
Additions to net assets attributed to:

Contributions:
Employer	$556,017
Participant	2,055,035
Rollover	215,325

Total contributions	2,826,377

Investment Income:
Net appreciation in fair value of investments:
Shares of registered investment companies	5,787,546
Employer securities	407,812

6,195,358
Dividend income	356,398
Interest income	78,584

Total investment gain	6,630,340

Total additions	$9,456,717

Deductions from net assets attributed to:

Benefits paid to participants	2,210,681
Administrative expenses	27,957

Total deductions	2,238,638

Increase in net assets available for benefits	7,218,079

Net assets available for plan benefits:

Beginning of year	$20,621,363

End of year	$27,839,442

The accompanying notes are an integral part of the financial statements.

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN:

The following brief description of the Monro Muffler Brake, Inc. Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

General

Monro Muffler Brake, Inc. (the employer and Plan sponsor) (the “Company”) voluntarily contributes funds to provide for retirement, termination, disability and death benefits of plan participants.

On November 18, 1999, the Board of Directors approved amending the Plan to add a 401(k) salary deferral option. Prior to this amendment, participant fund balances consisted solely of employer-contributed Profit Sharing amounts adjusted for related gains/losses. In connection with this amendment, a new trustee (the “Trustee”) and custodian were appointed by the Board of Directors. Plan assets are invested in funds designated by each participant. Participant contributions under the 401(k) salary deferral option began in March 2000. The legal effective date of the Plan amendment was March 1, 2000.

The Plan was restated in order to comply with the Economic Growth and Tax Relief Reconciliation Act of 2001, Pub. L. 107-17 (EGTRRA). The legal effective date of this restatement is April 1, 2007.

Participation

Full-time, permanent employees of Monro Muffler Brake, Inc. become participants of the Plan on the first of the month following the completion of 90 days of service. To participate, an employee must be 21 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may contribute from 1% to 30% of their annual pre-tax compensation. Participants may also contribute amounts representing rollovers from other qualified plans. Contributions are subject to certain limitations as required under the Internal Revenue Code. Participants who have attained age 50 or older during the plan year are eligible to make catch-up contributions.

Participants’ contributions are matched (“401(k) Matching Contributions”) by the Company in an amount determined by the Board of Directors of the Company. The Board has currently decided to match the amount of $.50 for every dollar contributed up to 4% of the participant’s pre-tax compensation.

Participants must complete 1,000 hours of service and be employed at the end of the Plan year in which they have made contributions in order to be eligible to receive the employer match.

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Additionally, the Company may contribute to the Plan an additional amount, either in the form of a “Profit Sharing Contribution”, or in the form of an additional match on 401(k) participant contributions, based on the sole discretion of the Board of Directors. For the years ended March 31, 2010 and 2009, the Company did not make a “Profit Sharing Contribution.”

Profit Sharing Contributions are allocated by the custodian based on the proportionate share of wages earned by each participant in relation to the total qualified wages for all participants in the Plan.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and (a) the Company’s matching contribution, (b) an allocation of the Company’s profit sharing contribution, (c) Plan earnings and (d) charged with an allocation of administrative expenses. Plan earnings and administrative expense allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their own salary reduction contributions plus actual earnings thereon. Vesting in the Company 401(k) Matching Contribution portion of their accounts, plus actual earnings thereon, is based on years of service as defined in the Plan. A participant vests 25% at the end of his/her second year of service, and an additional 25% each year thereafter.

Participants become 100% vested in the Company’s Profit Sharing Contributions at the end of five years of service with 25%, 50% and 75% vesting in years two, three and four, respectively.

Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions and to pay administrative expenses of the Plan. Forfeited accounts used to reduce company contributions amounted to approximately $36,000 and $92,000 for the years ended March 31, 2010 and 2009, respectively. At March 31, 2010 and 2009, remaining forfeitures available to offset future contributions were approximately $56,000 and $66,000, respectively.

Participant Loans

Participants may borrow from their 401(k) and profit sharing fund accounts in various amounts as specified by the Plan. Loans must be a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan terms range from one to five years, or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Benefits Committee. Principal and interest are paid ratably through payroll deductions. Loans of approximately $575,000 and $699,000 were granted during the years ended March 31, 2010 and 2009, respectively.

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Administration

The Monro Muffler Brake, Inc. Benefits Committee is solely responsible for the general administration of the Plan and carrying out the Plan provisions. The Company reserves the right, by action of the Board of Directors, to discontinue contributions and terminate the Plan at any time. In the event of a termination of the Plan, each participant shall immediately become fully vested. The trustee and custodian of the Plan’s assets is State Street Bank and Trust Company. The investment manager of the Plan is Diversified Investment Advisors.

Administrative Expenses

Plan expenses are primarily paid by the Plan.

Benefit Payments

Benefits are recorded when paid.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan have been prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States.

Investment Valuation and Income Recognition

Plan assets are reported at fair market value measured by quoted prices or at the original principal amount plus interest earned to date. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year end. Employer securities are valued based upon quoted market prices.

Participant loans are valued at their outstanding balances, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan presents, in the Statement of Changes in Net Assets, the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation of those investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate and market risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amount reported in the Statement of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

NOTE 3 - INVESTMENTS:

The following table presents individual investments that represent five percent or more of the Plan’s net assets available for benefits:

	March 31,
	2010	2009
Stock Index	$2,055,173	$1,293,164
Intermediate Horizon SAF *	$3,626,371	$2,497,873
Intermediate/Long Horizon SAF *	$3,071,905	$2,015,858
Long Horizon SAF *	$4,592,254	$3,019,873
Money Market Fund	$1,669,159	$1,895,236
Monro Stock Fund	$1,735,859	$1,300,975
Participant Loans	**	$1,241,321

*	SAF – Strategic Allocation Fund
**	Amount did not meet 5% threshold and is disclosed for comparative purposes only

NOTE 4 - PARTY-IN-INTEREST TRANSACTIONS:

Plan investments are shares of registered investment companies managed by Transamerica Asset Management, Inc., an affiliate of Diversified Investment Managers (Diversified). Diversified is the third party administrator and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for professional expenses amounted to $27,957 and $38,069 for the years ended March 31, 2010 and 2009, respectively. The Plan also invests in Monro Muffler Brake, Inc. Stock Fund. Monro Muffler Brake, Inc. (Monro) is the plan sponsor, and therefore, these transactions qualify as party-in-interest. Investment income from investments sponsored by Monro amounted to $407,812 and $502,953 for the years ended March 31, 2010 and 2009, respectively. Investment gain/(loss) from investments sponsored by participant loans and Diversified amounted to $6,222,528 and $(7,794,089) for the years ended March 31, 2010 and 2009, respectively.

NOTE 5 - FEDERAL INCOME TAX STATUS:

The Plan administrator has obtained a favorable determination letter dated July 7, 2009 from the Internal Revenue Service, which qualified the Plan under Section 401(a) of the Internal Revenue Code (the “Code”).

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 6 - FAIR VALUE OF FINANCIAL INSTRUMENTS:

In September 2006, the FASB issued authoritative guidance establishing a comprehensive framework for measuring fair value and expanding disclosures about fair value measurements. Specifically, this guidance sets forth a definition of fair value, and establishes a hierarchy prioritizing the inputs to valuation techniques, giving the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The levels within the hierarchy are defined as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

•	Level 2 inputs are inputs, other than quoted prices included within Level 1, which are observable for the asset or liability, either directly or indirectly.

•	Level 3 inputs are unobservable inputs.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

This guidance, which was incorporated into Accounting Standards Codification (ASC) Topic 820, “Fair Value Measurements and Disclosures,” was adopted by the Plan in the fiscal year ended March 31, 2009. There was no significant impact on the Plan’s Financial Statements as a result of these adoptions.

The following tables sets forth financial assets measured at fair value in the Statement of Net Assets Available for Plan Benefits and the respective levels to which the fair value measurements are classified within the fair value hierarchy as of March 31, 2010 and as of March 31, 2009:

	Fair Value Measurements at Reporting Date Using

	Total as of	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Unobservable Inputs
Description	March 31, 2010	(Level 1)	(Level 2)	(Level 3)

Financial Assets
Cash and cash equivalents	$1,725,319	$—	$1,725,319	$—
Shares of registered investment companies:
Bonds	2,003,415	2,003,415	—	—
Stocks	7,965,112	7,965,112	—	—
Multi-Asset/Other	12,855,972	12,855,972	—	—

Total shares of registered investment companies	22,824,499	22,824,499
Employer securities	1,735,859	1,735,859	—	—
Participant loans	1,146,791	—	—	1,146,791

Total	$27,432,468	$24,560,358	$1,725,319	$1,146,791

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

	Fair Value Measurements at Reporting Date Using

	Total as of	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Unobservable Inputs
Description	March 31, 2009	(Level 1)	(Level 2)	(Level 3)

Financial Assets
Cash and cash equivalents	$1,961,521	$—	$1,961,521	$—
Shares of registered investment companies:
Bonds	1,653,081	1,653,081	—	—
Stocks	4,978,189	4,978,189	—	—
Multi-Asset/Other	8,860,320	8,860,320	—	—

Total shares of registered investment companies:	15,491,590	15,491,590
Employer securities	1,300,975	1,300,975	—	—
Participant loans	1,241,321	—	—	1,241,321

Total	$19,995,407	$16,792,565	$1,961,521	$1,241,321

The table below is a rollforward summary of the changes in the fair value of the Plan’s level 3 investment assets:

Participant Loans

Balance, March 31, 2008	$1,151,492
Purchases, sales, issuances and settlements, net	89,829

Balance, March 31, 2009	$1,241,321
Purchases, sales, issuances and settlements, net	(94,530)

Balance, March 31, 2010	$1,146,791

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

Form 5500, Schedule H, Part IV, Question 4a – Schedule of Delinquent Participant Contributions

EIN # 16-0838627, Plan #001

March 31, 2010

Year	Participant Contribution Transferred Late to Plan	Total That Constitutes Non-exempt Prohibited Transaction
2009-2010	$1,111,539*	$1,111,539*
2008-2009	$1,040,298*	$1,040,298*

*	Represents delinquent participant elective deferral contributions that were deposited in trust later than the applicable ERISA timely deposit deadline.

MONRO MUFFLER BRAKE, INC.

PROFIT SHARING PLAN

Form 5500, Schedule H, Part IV, Question 4i – Schedule of Assets (Held at End of Year)

EIN # 16-0838627, Plan #001

March 31, 2010

(a)	(b)	(c)	(d)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Fair Market Value

	State Street Bank & Trust Company	Cash Reserve Account	$56,160

*	Transamerica Partners Fund Group	Money Market Fund	1,669,159

*	Transamerica Partners Fund Group	High Quality Bond Fund	998,359

*	Transamerica Partners Fund Group	Core Bond Fund	1,005,056

*	Transamerica Partners Fund Group	Stock Index Fund	2,055,173

*	Transamerica Partners Fund Group	Equity Growth Fund	1,225,345

*	Transamerica Asset Allocation Fund Group	Long Horizon SAF	4,592,254

*	Transamerica Asset Allocation Fund Group	Intermediate/Long Horizon SAF	3,071,905

*	Transamerica Asset Allocation Fund Group	Intermediate Horizon SAF	3,626,371

*	Transamerica Asset Allocation Fund Group	Short Horizon SAF	745,073

*	Transamerica Asset Allocation Fund Group	Short/Intermediate SAF	820,369

	American Funds	Fundamental Invs R3	1,031,448

	BlackRock	Equity Dividend A	1,070,606

	Keeley	Small CAP Value A	1,238,726

	Thornburg	International Value R3	1,343,814

*	Monro Muffler Brake, Inc.	Monro Stock Fund	1,735,859

*	Monro Muffler Brake, Inc. Profit Sharing Plan	Participant Loans (Interest rates range between 4.25% to 9.25%)	1,146,791

			$27,432,468

*	Denotes a party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Monro Muffler Brake, Inc., as Administrator, has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Monro Muffler Brake, Inc.

AS ADMINISTRATOR OF

Monro Muffler Brake, Inc.

Profit Sharing Plan

DATE: September 27, 2010	By	/s/ Catherine D’Amico
Catherine D’Amico
Executive Vice President – Finance and
Chief Financial Officer

EXHIBIT INDEX

Exhibit

23.1	Consent of Freed Maxick & Battaglia, CPAs, PC, dated September 27, 2010.